QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
Schedule A

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	March 31, 2003	2003	05	28
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	05	28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"William Meyer"	William Meyer	2003	05	28

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars, except number of shares - unaudited)

	March 31, 2003 $	December 31, 2002 $
Assets
Current assets
Cash and cash equivalents (note 5)	14,285	17,342
Marketable securities	363	313
Accounts receivable	411	409
Prepaid expenses	233	200

	15,292	18,264
Reclamation deposits	149	70
Investments	100	100
Mineral property costs	58,651	56,230
Fixed assets	87	84

	74,279	74,748

Liabilities
Current liabilities
Accounts payable and accrued liabilities	641	817
Current portion for reclamation (note 3)	141	142
Property acquisition payable	718	772
Current portion of long-term debt	94	103

	1,594	1,834
Provision for reclamation (note 3)	755	701
Long-term debt	213	249

	2,562	2,784

Shareholders' Equity
Capital stock (note 4)
Authorized
100,000,000 common shares without par value
Issued	100,332	99,510
39,385,225 common shares (2002 - 39,190,887)
Value assigned to stock options and warrants	166	148
Deficit	(28,781)	(27,694)

	71,717	71,964

	74,279	74,748

Nature of operations (note 1)

Approved by the Board of Directors:

"R.A. Quartermain"	"William Meyer"

R.A. Quartermain	William Meyer
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three months ended March 31
(expressed in thousands of Canadian dollars, except number of shares - unaudited)

	2003 $	2002 $
Exploration and mineral property costs
Property examination and exploration	91	36
Reclamation	42	5

	(133)	(41)

Expenses
Depreciation	5	6
General and administration	289	206
Professional fees	47	27
Salaries and employee benefits	157	74

	(498)	(313)

Other income (expenses)
Investment income	80	29
Gain on sale of marketable securities	--	28
Foreign exchange (loss) gain	(536)	(17)

	(456)	40

Loss for the period	(1,087)	(314)

Deficit - Beginning of period	(27,694)	(25,496)

Deficit - End of period	(28,781)	(25,810)

Weighted average number of shares outstanding	39,320,218	31,580,075

Basic and diluted loss per common share	(0.03)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31
(expressed in Canadian dollars - unaudited)

	2003 $	2002 $
Cash flows from operating activities
Loss for the year	(1,087)	(314)
Items not affecting cash
Depreciation	5	6
Donation made in shares	--	41
Provision for reclamation	34	--
Foreign exchange loss	465	--
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(85)	(64)
Accounts payable and accrued liabilities	(176)	(177)

	(844)	(508)

Cash flows from financing activities
Shares issued for cash	856	1,896
Share issue cash costs	(35)	--
Repayment of long-term debt	(45)	(7)

	776	1,889

Cash flows from investing activities
Minority interest buy-out	--	(2)
Mineral property costs	(2,377)	(1,647)
Purchase of fixed assets	(8)	(5)
On acquisition of joint venture	--	34
Reclamation deposit recovery (advance)	(79)	12
Purchase of investments	--	(277)

	(2,464)	(1,885)

Foreign exchange (loss) gain on foreign cash held	(525)	--

Decrease in cash and cash equivalents	(3,057)	(504)

Cash and cash equivalents - Beginning of period	17,342	5,577

Cash and cash equivalents - End of period	14,285	5,073

Supplementary cash flow information (note 5)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31
(expressed in Canadian dollars - unaudited)

1	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements of the company.

3	Accounting policy change

In December 2002, the Canadian Institute of Chartered Accountants (“CICA”) approved a new standard on accounting for asset retirement obligations which is harmonized with U.S. General Accepted Accounting Principles. The new standard requires the recognition of a liability for obligations associated with the retirement of property, plant and equipment when the liability is incurred. The liability would be recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. In subsequent periods, the company would recognize “interest” on the liability and adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The new rules are effective for fiscal years beginning on or after January 1, 2004, but earlier application is encouraged.

The company has made this change in accounting policy effective January 1, 2003, as the amount relating to the quarter ended March 31, 2002 was immaterial there has been no restatement of amounts reported in prior financial statements. The cumulative affect of the change through January 1, 2003 was to increase mineral property cost by $17,000 and reclamation expense by $21,000.

4	Outstanding shares and related information

(a)	Shares
During the three months ending March 31, 2003, the company:

(i)	Issued 171,938 shares for proceeds of $793,832 pursuant to the exercise of common share purchase warrants; and
(ii)	Issued 22,400 shares for proceeds of $62,324 pursuant to the exercise of stock options.

(b)	Warrants
At March 31, 2003, 5,387,171 share purchase warrants were issued and outstanding at exercise prices ranging from $2.32 to $7.82 with weighted average remaining lives of 0.3 years to 1.8 years.

(c)	Options
During the period ending March 31, 2003, the company granted a total of 435,100 common share stock options to directors and employees and 6,500 to a non-employee of the company. The total number of options outstanding at the end of the quarter were 1,984,641 with prices ranging from $1.90 to $9.10 with weighted average remaining lines of 0.3 years to 4.8 years. This represents 5% of issued capital.

The fair value of the 6,500 in stock options granted to non-employees of the company was $18,000 and this amount has been deferred as mineral property costs. As permitted under the accounting rules, the company has elected not to follow the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $1,182,000 in 2003 in respect of the 435,100 shares it issued to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

	Three months ended March 31
Loss for the year	2003	2002

As reported	1,087,000	314,000
Compensation expense	1,182,000	541,000

Pro forma	2,269,000	855,000

Basic and diluted loss
As reported	0.03	0.01
Pro forma	0.06	0.03

The fair value of stock options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following assumptions:

	Three months ended March 31
	2003	2002

Expected dividend yield	Nil	Nil
Average risk-free interest rate	3.7%	3.5%
Expected life	2.5 years	2.5 years
Expected volatility	50%	50%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

5	Supplementary cash flow information

Cash and cash equivalents included in the cash flow statement comprise the following:

	March 31, 2003	December 31, 2002

Cash on hand and balances held with banks	1,951,000	1,138,000
Short-term deposits	12,334,000	12,053,000
Short-term investments	--	4,151,000

	14,285,000	17,342,000

Non-cash financing and investing activities were:

	March 31, 2003	December 31, 2002

Non-cash financing activities
Shares issued to extinguish mineral property payable	--	1,913,000
Shares issued for donation	--	41,000
Option value assigned to mineral property	18,000	13,000

	18,000	1,967,000

Non-cash investing activities
Receivable settled in shares	50,000	-
Option value assigned to mineral property	18,000	-
Provision for reclamation assigned to mineral property	26,000	-

	94,000	-

6	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Segment assets by geographic location are as follows:

Three months ended March 31, 2003

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1,000	86,000	--	--	--	87,000
Mineral property
costs	23,087,000	16,218,000	5,593,000	2,757,000	1,738,000	9,258,000	58,651,000

	23,087,000	16,219,000	5,679,000	2,757,000	1,738,000	9,258,000	58,738,000

Year ended December 31, 2002

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1,000	83,000	--	--	--	84,000
Mineral property
costs	22,944,000	15,439,000	5,587,000	1,840,000	1,515,000	8,905,000	56,230,000

	22,944,000	15,440,000	5,670,000	1,840,000	1,515,000	8,905,000	56,314,000

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
Schedules B&C

  ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	March 31, 2003	2003	05	28
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	05	28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"William Meyer"	William Meyer	2003	05	28

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “B”– SUPPLEMENTARY INFORMATION
For the Three Months Ended March 31, 2003

1.	Schedule of Administrative Costs: For the three months ended March 31, 2003. (expressed in Canadian dollars).

Bank charges	$ 2,839
Benefits administration	30
Building maintenance and expense	153
Capital tax	2,200
Computer expense	9,827
Conventions and seminars	904
Donations	350
Dues and fees	3,560
Entertainment	457
Freight and couriers	798
Insurance	44,581
Investor relations - Advertising	12,781
Investor relations - Broker research services	2,119
Investor relations - Corporate directory listing	929
Investor relations - Head office salaries	39,175
Investor relations - Mailing	1,484
Investor relations - Miscellaneous expenses	5,319
Investor relations - Shipping	291
Investor relations - Silver research	8,091
Investor relations - Special projects	39,362
Investor relations - Telephone	66
Investor relations - Trade shows and conferences	5,998
Investor relations - Travel expenses	751
Investor relations - Web site maintenance	750
Licenses	41
Listing and filing fees	11,060
Miscellaneous	3,480
Parking	280
Payroll administration fees	394
Photocopier expense	530
Postage	1,652
Property and franchise tax	235
Quarterly reports	13,538
Rent	24,088
Shareholder relations - Annual meeting	482
Shareholder relations - Annual report	18,120
Shareholder relations - Mailing	788
Shareholder relations - Press releases	4,240
Shareholder relations - Special projects	5,631
Stationary and office supplies	13,245
Storage	1,124
Subscription and publications	210
Taxi	70
Telephone and fax	3,292
Transfer agents	9,089
Travel	1,093

$ 295,497
Recoveries: Administration and management fees	(2,500)
Recoveries: Drafting	(3,520)

$ 289,477

Mineral Property Costs:For the three months ended March 31, 2003 (expressed in Canadian dollars).

	Bowdens	Manantial Espejo	Diablillos	Pirquitas	Challacollo	Candelaria	Shafter	Maverick Springs	Sulphurets	Silvertip	San Marcial	Argentina Other	Mexico Other	Chile Other	Total

Balance, beginning of period	$15,439,164	$10,609,175	$5,554,918	$6,779,991	$1,735,380	$4,393,909	$3,735,776	$775,115	$3,648,439	$1,938,686	$1,345,222	$-	$169,733	$104,980	$56,230,488

Acquisitions costs	173,249	--	--	--	747,322	--	--	--	-	--	44,074	35,897	4,903	--	1,005,445

Administration	9,313	14,365	5,858	5,410	8,375	8,612	9,497	326	-	131	1,495	638	3,652	472	68,144
Assaying	83,364	10,704	--	--	--	--	--	--	-	--	--	--	21,923	14,347	130,338
Camp costs	--	10,124	--	--	--	--	--	--	-	--	--	--	--	--	10,124
Capital assets	--	13,858	--	--	--	--	--	--	-	--	--	--	--	--	13,858
Consulting	--	282	--	--	6,425	288	19,465	--	-	--	733	--	16,630	--	43,823
Core shed	--	1,064	--	--	--	--	--	--	-	--	--	--	--	--	1,064
Devaluation of	--	2,292	--	(1,337)	--	--	--	--	-	--	--	--	--	--	955
currency
Drafting	1,970	5,406	96	1,442	3,382	--	--	144	-	--	--	--	3,095	3,910	19,445
Drilling	337,171	36,409	--	--	--	--	--	--	-	--	--	--	--	--	373,580
Engineering	--	33,549	--	--	--	499	--	--	-	--	--	--	--	--	34,048
Environmental	8,498	508	--	31	--	--	--	--	-	--	--	--	--	--	9,037
Geochemistry	3,717	--	--	--	--	--	--	--	-	--	--	--	--	--	3,717
Geology consult	--	--	--	--	9,344	--	1,518	--	-	--	--	--	55,709	3,423	69,994
Geology salaries	67,994	46,271	2,568	4,216	11,224	1,481	--	--	-	1,215	139	402	6,927	898	143,335
Heavy and light
equipment	2,335	484	--	--	33,120	159	34,269	--	-	--	--	--	--	--	70,367
Insurance	--	8,908	55	190	--	--	7,707	--	-	--	--	--	--	--	16,860
Legal	767	6,355	2,026	4,244	--	--	--	1,767	-	--	--	--	233	--	15,392
Licenses and
government fees	--	1,206	--	3,264	--	393	559	--	-	267	--	--	--	--	5,689
Living costs and	12,897	6,948	3,710	6,333	24,880	6,691	4,586	--	-	--	--	474	13,367	--	79,886
travel
Metallurgical
consulting and	17,094	--	--	--	--	275	--	--	-	--	--	--	--	--	17,369
testing
Operators fee	--	(1,133)	--	--	--	--	--	--	-	--	--	--	--	--	(1,133)
Permitting	--	--	--	--	--	17,444	--	--	-	--	--	--	--	--	17,444
Property holding	--	--	--	--	--	--	--	--	-	--	--	--	30,187	15,501	45,688
costs
Property taxes	--	--	--	1,084	25,407	14,980	(2,625)	--	-	--	2,554	--	1,147	7,886	50,433
Reclamation	10,872	(18,878)	--	--	--	3,712	30,204	--	-	4,724	--	--	--	--	30,634
Reclamation bond	--	--	--	--	--	74,005	--	--	-	--	--	--	--	--	74,005
costs
Recoveries	-	(137,897)	--	--	--	--	--	--	-	--	--	--	--	--	(137,897)
Rent and lease	4,068	4,531	--	--	--	--	29,380	--	-	--	--	--	--	--	37,979
payments
Supervision project
and labour	43,576	--	--	4,606	--	54,216	31,144	--	-	--	--	--	5,196	--	138,738
Supplies	1,745	4,327	--	--	280	454	2,351	--	-	--	--	--	10,577	--	19,734
Value added tax	--	30,013	419	1,088	--	--	--	--	-	--	--	--	--	--	31,520
Vehicles maintenance
and fuel	--	2,505	--	--	--	--	--	--	-	--	--	--	--	--	2,505
Working capital	--	--	--	(22,018)	--	--	--	--	-	--	--	--	--	--	(22,018)

Exploration costs
for the period	605,381	82,201	14,732	8,553	122,437	183,209	168,055	2,237	-	6,337	4,921	1,514	168,643	46,437	1,414,657

Balance, end of	$16,217,794	$10,691,376	$5,569,650	$6,788,544	$2,605,139	$4,577,118	$3,903,831	$777,352	$3,648,439	$1,945,023	$1,394,217	$37,411	$343,279	$151,417	$58,650,590
period

2.	Related Party Transactions:

a)

During the quarter ended March 31, 2003, the company recorded management fees and expense reimbursement of $22,900 (2002 — $45,300) from companies related by common management. At March 31, 2003, accounts receivable includes $24,600 (2002 — $78,500) from related parties.

During the first quarter of 2003, the company settled a $50,000 receivable from a related party by receiving an equivalent amount of publicly traded shares of the related company.

b)

The company holds marketable securities in Vista Gold Corp., which has a common director with the company. Included in current liabilities is a property acquisition payable to Vista Gold in the amount of $718,000.

3.	(a) Securities Issued During the Three months ended March 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
Jan. 7, 2003	Common Shares	Warrant Exercise	1,000	$3.00	$3,000	Cash	N/A
Jan. 7, 2003	Common Shares	Warrant Exercise	10,000	$4.80	$48,000	Cash	N/A
Jan. 8, 2003	Common Shares	Warrant Exercise	28,830	$4.80	$138,384	Cash	N/A
Jan. 9, 2003	Common Shares	Warrant Exercise	10,000	$4.80	$48,000	Cash	N/A
Jan 9, 2003	Common Shares	Warrant Exercise	8,540	$4.80	$40,992	Cash	N/A
Jan. 13, 2003	Common Shares	Option Exercise	11,400	$3.01	$34,314	Cash	N/A
Jan. 16, 2003	Common Shares	Warrant Exercise	700	$4.80	$3,360	Cash	N/A
Jan. 20, 2003	Common Shares	Warrant Exercise	40,000	$4.80	$192,000	Cash	N/A
Jan. 24, 2003	Common Shares	Warrant Exercise	10,000	$3.00	$30,000	Cash	N/A
Jan. 28, 2003	Common Shares	Warrant Exercise	20,000	$4.80	$96,000	Cash	N/A
Jan. 29, 2003	Common Shares	Warrant Exercise	818	$4.80	$3,926	Cash	N/A
Jan. 30, 2003	Common Shares	Warrant Exercise	700	$4.80	$3,360	Cash	N/A
Feb. 21, 2003	Common Shares	Warrant Exercise	1,000	$4.80	$4,800	Cash	N/A
Mar. 7, 2003	Common Shares	Warrant Exercise	2,350	$3.00	$7,050	Cash	N/A
Mar. 7, 2003	Common Shares	Warrant Exercise	10,000	$4.80	$48,000	Cash	N/A
Mar. 25, 2003	Common Shares	Warrant Exercise	3,000	$2.32	$6,960	Cash	N/A
Mar. 25, 2003	Common Shares	Option Exercise	10,000	$2.50	$25,000	Cash	N/A
Mar. 27, 2003	Common Shares	Option Exercise	1,000	$3.01	$3,010	Cash	N/A
Mar. 27, 2003	Common Shares	Warrant Exercise	25,000	$4.80	$120,000	Cash	N/A
Totals			194,338		$856,156

Total Common Shares Issued during the three months ended March 31, 2003:         194,338

Total Warrants Issued during the three months ended March 31, 2003:                   nil.

(b)        Options Granted during the Three months ended March 31, 2003:

Date of Grant	Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Jan. 31, 2003	R.E. Gordon Davis	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Michelle Hawkey	2,500	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Max Holtby	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	David Johnston	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Michael Kusnezov	5,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Paul LaFontaine	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	David Landrum	2,600	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Catherine McLeod-Seltzer	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Ken McNaughton	25,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	William Meyer	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Ross Mitchell	25,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Joseph Ovsenek	100,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Tove Pedersen	5,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Ian Pringle	6,500	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Robert Quartermain	130,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Linda Sue	20,000	$ 9.10	Jan. 31, 2008
	TOTAL	441,600

4. Summary of Securities as March 31, 2003

(a)	Authorized Capital	100,000,000 no par value common shares
(b)	Issued and Outstanding	39,385,225 common shares
	Amount	$100,332,000

      (c)

Options Outstanding
Number	Exercise Price	Expiry Date
10,000	$2.50	October 7, 2004
15,000	$2.10	April 17, 2005
10,000	$2.09	June 5, 2005
44,841	$1.90	Dec. 28, 2005
311,000	$2.50	August 16, 2006
352,400	$3.01	November 6, 2006
316,400	$4.25	January 1, 2007
443,400	$8.00	August 2, 2007
40,000	$6.23	October 31, 2007
441,600	$9.10	January 31, 2008
1,984,641

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
359,000	$2.32	June 25, 2003
734,010	$3.00	October 29, 2003
3,991,661	$4.80	May 10, 2004
302,500	$7.82 (US $5.05)	December 18, 2004
5,387,171

Brokers Warrants Outstanding
Number	Exercise Price	Expiry Date
NIL

(d)	Total number of shares in escrow: Nil Total number of shares subject to a pooling agreement: Nil

5.	List of Directors and Officers as at May 28, 2003:

Directors:

R.E. Gordon Davis David L. Johnston Catherine McLeod-Seltzer William Meyer Robert A. Quartermain

Officers:

	Robert A. Quartermain Joseph J. Ovsenek Kenneth McNaughton Ross A. Mitchell Linda J. Sue	President Senior Vice President Vice President, Exploration Vice President, Finance Corporate Secretary

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “C” – MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2003

TO THE SHAREHOLDERS:

Highlights

o	At its 100%-owned Bowdens silver project in Australia, Silver Standard completed a 19,000 meter program of drilling. This latest phase of drilling will enable completion of the feasibility study.

o	At the 50%-owned Manantial Espejo property in southern Argentina, Silver Standard and its joint venture partner, Pan American Silver Corp., have agreed to initiate construction of a 1,000 meter decline on the Maria Vein. Work on the decline is expected to commence in October.

o	At Challacollo in Chile, the company is completing a 3,000-meter program of infill and exploration drilling that is expected to increase silver resources.

o	Management had a busy schedule of conferences and meetings with fund managers in the United States and Europe.

o	Silver Standard’s cash position is a very healthy $12.9 million at the date of this report. The company has no material long-term debt. The company’s assets include measured and indicated resources of 288.2 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 356.2 million ounces of silver and 1.1 million ounces of gold.

o	The consolidated net loss for the three months ending March 31, 2003 under Canadian GAAP was $1,087,000 or $0.03 per share compared to a loss of $314,000 or $0.01 per share in the first quarter of 2002. The most significant reason for the increase was a foreign exchange loss of $536,000 recorded in the quarter compared to a foreign exchange loss of $17,000 in the comparable quarter of 2002.

o	Cash flow from operations in the first quarter was a use of $844,000 compared to a use of $508,000 in the comparable period in 2002. Shares issued for cash proceeds were $856,000 in the quarter ended March 31, 2003 compared to $1,896,000 in the previous year. A total of $2,377,000 in cash was spent on mineral properties during the quarter compared to $1,647,000 in the prior year. At the end of the quarter working capital was $13,698,000 compared to $16,430,000 at the beginning of the current year.

Development Project Updates

Bowdens, New South Wales, Australia In April, Silver Standard completed a program of reverse circulation and diamond drilling totaling 19,000 meters. The program also involved bulk sample testing of mineralization from several areas of the deposit in order to complete metallurgical testwork that is necessary for process engineering design.

In the last several months, the company has reported a series of excellent drill results, particularly in the Main Zone North. Examples include holes BGR-286, 280 and 278. BGR 286 and 280 are 200 meters apart and, together with other holes drilled in the vicinity, underline the potential for increasing the grade (and contained silver) of the Bowdens deposit. BGR-286 intersected 8.1 ounces of silver per ton over 167.3 feet (278 grams of silver per tonne over 51 meters) plus base metal credits and included 30.8 ounces of silver per ton over 32.8 feet (1,056 grams of silver per tonne over 10 meters) plus base metal credits. BGR-280 intersected 8.7 ounces of silver per ton over 118.1 feet (299 grams of silver per tonne over 36 meters) plus base metal credits. BGR-278 intersected 18.0 ounces of silver per ton over 52.5 feet (618 grams of silver per tonne over 16 meters) plus base metal credits, including 90.0 ounces of silver per ton, 4.56% lead and 3.35% zinc over 6.6 feet (3,085 grams of silver per tonne over 2.0 meters).

With all results in, the program has provided a more detailed understanding of the extent of thick sequences of high-grade silver mineralization in the Main Zone North and South, and provides direction for future expansion of resources to the north and west of completed drilling.

Manantial Espejo, Santa Cruz Province, Argentina Following a review of property drill data, Silver Standard and Pan American Silver, 50/50 joint venture partners, have decided to initiate an underground exploration program and will collar a 1,000-meter exploration decline on the Maria Vein in October.

The decline will allow a detailed look at the currently defined vein and wall rock and accommodate lower cost underground definition drilling. The underground program will extend through 2004 into 2005, at which time a feasibility study can be initiated.

Pirquitas, Jujuy, Argentina Silver Standard holds a 43.4% interest in the Pirquitas mine. The holders of the other 56.4% interest are Elliott International, L.P. and The Liverpool Limited Partnership. Silver Standard and its partners have agreed to keep Pirquitas on a care and maintenance basis but have hired local workers for site clean-up pending the higher silver prices that will be necessary for a production decision.

Exploration Project Updates

Challacollo, Region of Tarapaca, Chile Silver Standard optioned Challacollo from Sociedad Contractual Minera Septentrion (SCMS) of Santiago, Chile, sole owner of the property which is located in the Region of Tarapaca 130 kilometers southeast of Iquique.

Following a 3,000-meter definition drill program still underway, the company will update the previously reported polygonal resource. The Lolon vein, where all of the currently defined resources are located, is open along strike and at depth and exploration will continue on other surficial veins.

Silver Standard expects to exercise its option to acquire a 100% interest in the property in August, following cash payments of US$600,000.

Diablillos, Salta Province, Argentina With the increase in gold price, the company has granted an option for exploration on two of the five project claims that cover gold showings, but which currently contain no known silver resources. If a silver resource is found on the optioned claims, Silver Standard would retain the majority interest.

La Valenciana, Durango, Mexico Silver Standard acquired the La Valenciana property through a government auction in 2002. La Valenciana is located 100 miles (160 kilometers) east of Durango City and is crossed by good quality secondary and ranch roads. Previous work on the property included drilling. V-12 encountered 1.6 ounces of silver per ton over 205.7 feet (53 g/t silver over 62.7 meters). A drill program was started in May to test the near-surface potential of known mineralization.

Silver Standard plans to drill-test two other very attractive Mexican properties in the fall that were acquired by staking in 2002.

Province of Chubut, Argentina Following a high-grade silver and polymetallic discovery in this southern Argentine province, Silver Standard used available data to refine other areas with similar rock exposure and to stake them for Silver Standard’s account. To date, the company has acquired 13 separate parcels of land encompassing in excess of 370 square miles. Winter is approaching in Argentina and ground prospecting is expected to continue on these grassroots exploration targets later in the year.

Management Discussion and Analysis of Financial Results

For the quarter ended March 31, 2003, the company incurred a loss of $1,087,000 or $0.03 per share compared to a loss of $314,000 or $0.01 per share in the first quarter of 2002.

		For the three months ended March 31
Exploration and mineral property costs:	2003	2002

Property examinations and exploration	$ 91,000	$ 36,000
Reclamation	42,000	5,000

	$(133,000)	$(41,000)

Property examinations and exploration was $91,000 for the quarter compared to $36,000 in the comparable period in 2002. The increase was attributed to increased activity in Mexico. Reclamation expense for the quarter was $42,000 compared to $5,000 in the first quarter of 2002. On January 1, 2003 the company adopted a new accounting policy with respect to reclamation (see note 3 in the notes to the consolidated financial statements). The impact of this change was to increase reclamation expense by $21,000 in the quarter. A further $13,000 in expenses was recorded as the accretion or interest impact on the recorded reclamation liability.

Expenses:	2003	2002

Depreciation	$ 5,000	$ 6,000
General and administration	289,000	206,000
Professional fees	47,000	27,000
Salaries and employee benefits	157,000	74,000

	$(498,000)	$(313,000)

Expenses for the quarter ending March 31, 2003 were $498,000 compared to $313,000 in the comparable quarter in 2002.

General and administrative expenses were $289,000 compared to $206,000. Of the increase, insurance expense for the quarter was $44,600 compared to $22,000 in the prior year. The increase reflects the impact of cost increases for liability coverages and increased costs associated with directors and officers coverage. In the investor relations area the company spent $12,800 on advertising compared to $4,300 in the comparable period of 2002. The company became a major sponsor to the Silver Institute and its 2003 World Silver Survey as well as participating in the CPM Group silver survey. A total of $32,400 was paid to these two groups during the quarter with $8,100 expensed with the balance to be expensed over the remainder of the year. Also during the quarter, $39,300 was expensed for two projects related to investor awareness about Silver Standard.

Professional fees for the quarter were $47,000 compared to $27,000 in the comparable quarter of 2002. The reason for the increase was a non-recurring cost relating to a review of the company’s international tax structure.

Salaries and employee benefits for the quarter were $157,000 compared to $74,000 in the comparable quarter in the prior year – an $83,000 increase. Of the increase $27,000 was a non-recurring payout related to vacation pay with the balance relating to one additional staff member being hired in the quarter and the impact of salary adjustments that were made in the second quarter of 2002 and early 2003. In February 2002, Joseph Ovsenek was appointed as senior vice president.

Other income (expenses):	2003	2002

Investment income	$ 80,000	$ 29,000
Gain on sale of marketable securities	--	28,000
Foreign exchange loss	(536,000)	(17,000)

	$(456,000)	$ 40,000

Investment income for the quarter was $80,000 compared to $29,000 in the comparable period in 2002 reflecting more funds available for investment. There were no sales of marketable securities in the current quarter.

The company recorded a foreign exchange loss of $536,000 during the quarter ending March 31, 2003 compared to a loss of $17,000 for the similar period in the prior year. The loss is a result of the impact a weakening US dollar compared to the Canadian dollar had on the company’s US cash. In 2002 the company entered into two private placements where the majority of participants paid in US dollars. As the company requires US dollars to meet its various property obligations, the funds were not converted to Canadian dollars. At December 31, 2002 the company held US$5.8 million US dollars and at the end of March 2003 this was reduced to US$4.7 million. During the quarter the Canadian dollar unexpectedly strengthened from US$0.63 for one Canadian dollar to US$0.68 — a $0.05 improvement, and is currently at $0.72.

Following the quarter-end the company reviewed its US cash requirements for the balance of the year and any US dollar surplus to our current needs were sold. A total of US$1.1 million was sold and the company presently has US$2.9 million remaining for its needs over the balance of 2003. The company also adopted the policy of converting to Canadian dollars any US dollars received on the exercise of share purchase warrants at the time of receipt.

FINANCIAL POSITION AND LIQUIDITY

Cash Flow Operations

Cash flow from operations in the first quarter was a use of $844,000 compared to a use of $508,000 in the comparable period in 2002.

Investing Activities

Total funds invested in the first quarter on mineral property costs were:

	2003	2002

Manantial Espejo	$ 101,000	$ 453,000
Shafter	139,000	164,000
Candelaria	180,000	87,000
Bowdens	756,000	57,000
Challacollo	869,000	593,000
San Marcial	49,000	226,000
Diablillos	15,000	19,000
Other	268,000	48,000

	$2,377,000	$1,647,000

Drilling programs were conducted in the quarter ending March 31, 2003 at the Bowdens and Manantial Espejo properties. The Bowdens property acquired one additional surface property for $173,000 during the quarter and $747,000 in option payments were made on the Challacollo property. Other property expenses related to new properties acquired in Chile and Mexico.

Financing Activities

During the first quarter of 2003, the company raised a total of $856,000 from the issuance of new equity. The components of the amounts raised are:

	2003	2002

Exercise of stock options	$ 62,000	$ 525,000
Exercise of warrants	794,000	1,379,000

	$ 856,000	$1,896,000

Cash Resources and Liquidity

At March 31, 2003, the company had $14,285,000 in cash and cash equivalents and working capital of $13,698,000. This working capital compares to $16,430,000 in working capital at the beginning of 2003. The major cash commitments and obligations over the balance of 2003 are property option and expenditure commitments of approximately $5,800,000, corporate and administration expenditures of $1,400,000 and reclamation of $400,000. Of the $5,800,000 in property expenditures, $1,100,000 relates to the Challacollo property and, of this amount, $900,000 is the final option payment due, $1,100,000 relates to the Maverick Springs property and $700,000 each is scheduled to be spent on the Manantial and Bowdens properties. With the current working capital and receipt of the $3,000,000 from in-the-money warrants that will expire in 2003, the company will have sufficient funds to be able to meet all its obligations and planned expenditures through fiscal 2004 and into 2005.

Conferences

Silver Standard has high name recognition as one of the premier pure silver companies for precious metals investors, and company representatives were busy again through the winter and spring meeting with shareholders and other interested investors. The company participated in two mining conferences in Vancouver in January, the Las Vegas Precious Metals Conference in April, and the launch of CPM Group’s 2003 Silver Survey in New York. [Investor Relations has a limited supply of the 2003 survey available free for shareholders on a first-come, first served basis. Please contact Paul LaFontaine toll-free at 888-338-0046.]

Company president Bob Quartermain also traveled to Europe in April to meet with institutional investors at a well-attended private lunch in Paris and spoke at the European Gold Forum in Zurich.

Over the next several months, a series of meetings with institutional investors are planned for the East and West coasts of the United States. Silver Standard will also be attending the New York Institutional Gold Conference on September 8 and 9, the Denver Gold Forum from September 21 to 24, and the New Orleans Investment Conference from October 29 through November 2. As in 2002, shareholder meetings in a number of U.S. cities are planned – please look for updates on the company web site which is presently being revamped.

Silver

Continuing low interest rates and weaker than anticipated economic conditions in the United States appear to be reducing the attractiveness of U.S. dollar-denominated financial assets in relation to the euro and the currencies of commodity-backed economies such as Canada and Australia. The U.S. dollar peaked at close to 122 in July 2001 on the U.S. Dollar Index, a traded-weighted index of the dollar against 35 currencies. The dollar is currently below 94 on the Index and reflects a devaluation of 23%.

Gold increased from about $268 per ounce in July 2001 to $368 per ounce currently, an increase of 37%. This makes Silver Standard’s control of 2.2 million ounces of gold resources considerably more attractive than their original acquisition and development costs. For example, the economics of the Manantial Espejo and Diablillos properties both benefit from higher gold prices.

Because of reduced demand in its numerous industrial applications in early 2003, silver has not fared as well. From an average of US$4.25 per ounce in July 2001, silver is now trading at US$4.63, an increase of just 9%. CPM Group is forecasting another deficit of 54.2 million ounces in 2003, the fourteenth straight year of market deficits. CPM Group expects increased demand in photography and jewelry and silverware, the most important end uses for silver.

Recently, silver futures traders focused on Eastman Kodak Company’s first quarter 2003 results which showed a US$112 million decline or 14% in its U.S. photography segment compared to the 2002 period. Kodak attributed this to economic weakness in the U.S. and the shift of Easter to the second quarter of 2003. Post September 11, Americans are not traveling as much as previous years, resulting in fewer vacation photos which contributed to Kodak’s 14% decline. However, the company also reported a US$96 million increase in worldwide photographic sales outside the U.S. and overall sales growth in China, Russia and India of 28%, 40% and 14%, respectively. While difficult to compare figures with Kodak, Fuji Photo Film Co., Ltd. noted that its sales for fiscal 2002 (which ended March 31, 2003) increased 8.8% in the Americas and 13.4% in Asia and other developing markets. Fuji is forecasting a 4% increase in sales in fiscal 2003.

Outlook

Developments to date in 2003 are positive for precious metals from an investment perspective and recent uncertainties due to war appear to have been alleviated. This should be positive for demand for silver. With our strong cash position, we continue to look for attractive large, low-cost silver resources and to expand our current portfolio through targeted and cost-effective exploration.